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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BOSTON COMMUNICATIONS GROUP, INC.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

100582105

(CUSIP Number)

May 23, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 100582105			13-3886851

1.	Name of Reporting Person: Greenlight Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 13-3886851

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%**

12.	Type of Reporting Person: OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

13G
CUSIP No. 100582105			13-3871632

1.	Name of Reporting Person: Greenlight Capital, Inc.		I.R.S. Identification Nos. of above persons (entities only): 13-3871632

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%**

12.	Type of Reporting Person: CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

13G
CUSIP No. 100582105			20-1365209

1.	Name of Reporting Person: DME Advisors, L.P.		I.R.S. Identification Nos. of above persons (entities only): 20-1365209

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%**

12.	Type of Reporting Person: PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

13G
CUSIP No. 100582105

1.	Name of Reporting Person: David Einhorn		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%**

12.	Type of Reporting Person: IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

AMENDMENT NO. 2 TO SCHEDULE 13G
     This Amendment No. 2 (the “Amendment”) to Schedule 13G (the “Schedule 13G”), is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc”), DME Advisors, L.P., a Delaware limited partnership (“Advisors,” and together with Greenlight LLC and Greenlight Inc, “Greenlight”), and DME Advisors GP, L.L.C., a Delaware limited liability company that serves as general partner to Advisors, and Mr. David Einhorn, principal of Greenlight. This Amendment modifies the original Schedule 13G filed with the Securities and Exchange Commission on August 23, 2004, as amended by Amendment No. 1 filed on February 14, 2005 (as amended, the “Original Schedule 13G”).
     This Schedule 13G relates to the Common Stock, par value $0.01, of Boston Communications Group, Inc., a Massachusetts corporation (the “Common Shares”), purchased by Greenlight for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner, (ii) Greenlight Capital Qualified, L.P (“Greenlight Qualified”), of which Greenlight LLC is the general partner, (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”), to which Greenlight Inc acts as investment advisor, and (iv) any managed accounts for which Advisors acts as investment advisor.

Item 4	Ownership.
     Item 4 of the Original Schedule 13G is hereby amended and restated in its entirety as follows:
(a)	Greenlight and Mr. Einhorn are the beneficial owners of 0 Common Shares.

(b)	Greenlight and Mr. Einhorn are the beneficial owners of 0% of the outstanding Common Shares.

(c)	Greenlight has the sole power to vote and dispose of the 0 Common Shares beneficially owned by it. As the principal of Greenlight, Mr. Einhorn may direct the vote and disposition of the 0 Common Shares beneficially owned by Greenlight.

Item 5	Ownership of Five Percent or Less of a Class.
     Item 5 of the Original Schedule 13G is amended and restated in its entirety to read as follows:
If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑

Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	None.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 15, 2005

Greenlight Capital, L.L.C.

By:	/s/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

Greenlight Capital, Inc.

By:	/s/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

DME Advisors, L.P.

By:	DME Advisors GP, L.L.C., its general partner

By:	/s/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

/s/ DANIEL ROITMAN

Daniel Roitman on behalf of David Einhorn
     The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005, by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A. is hereby incorporated by reference.